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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number: 001-12440

                                  ENERSIS S.A.
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                 Yes |_| No |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                 Yes |_| No |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENERSIS S.A.


                                            By: /s/ Mario Valcarce
                                            ------------------------------------

                                            Name:  Mario Valcarce
                                            Title: Chief Executive Officer

Date: December 23, 2003

                                INDEX OF EXHIBITS

Exhibit 01 - Relevant Fact Statement dated December 22, 2003.